Exhibit 99.77

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Signs AR eCommerce Deal with Gunwerks

September 13th, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE: NTAR) (FSE:N29) is pleased to announce it has entered into an agreement with Gunwerks, a leading online supplier of high-end custom shooting systems, in order to provide their customers with the ability to preview the product through augmented reality, as part of the purchasing process.

“The team here at Gunwerks is always looking for unique and innovative ways to bring our customers incredible experiences.” Said Jay Duncan, Marketing Director at Gunwerks. “Now partnering with NexTech AR has enabled Gunwerks to provide our consumers a unique and immersive product experience in our digital e-commerce platform. The whole team here at Gunwerks is excited to see how our customers respond to having the ability to interact with our products online.”

“We are excited to be working with Gunwerks since we strongly believe that integrating our webAR into their site will greatly enhance their customers online shopping experience and lead to more online customer conversions.” Comments Evan Gappelberg CEO of NexTech AR Solutions. He continues “Our SaaS customer list continues to rapidly grow because our AR e-Commerce solution continues to add tremendous value to the online shopping experience by converting shoppers to buyers for a vast array of e-Commerce businesses”.

“The largest barrier that online retailers run into is the customer not being able to touch and feel the product. With this technology, it gives our customers as close to a ‘retail’ experience as they can get without being in a store. With our customers, they need to make sure that what they are buying is going to work as often times their life is going to depend on it. With NexTech’s AR technology integrated on our website they will now be able to see if something is the right size, has the right features and will work for their load out, which is great”.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programed to be used for eCommerce or for education in the medical device market.

About Gunwerks

For the past 10 years, Gunwerks has established its reputation as a leader in the shooting sports industry, by building and delivering complete and custom shooting systems, allowing their customers to build and own their “dream rifle.” https://www.gunwerks.com/

About NexTech AR Solutions Corp.

NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents #7,054,831, #7,266,509 and patent-pending applications #15351508, #62457136, #62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing three multi-billion dollar verticals in AR.

Aritize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, including notable customers, Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

Aritize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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